July 22, 2005

Mail Stop 4561

Stephen B. Waters
Vice President
Consolidated Capital Institutional Properties/2
55 Beattie Place
Post Office Box 1089
Greenville, South Carolina 29602

Re: Item 4.02 Form 8-K
        Filed May 26, 2005
        File No. 000-11723

Dear Mr. Waters:

        We have reviewed your response letter dated June 23, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1. We have considered your response to our prior comment 2 and the related revisions to your Item 9 disclosures in your amended 10-K. Please revise your disclosures to state whether your disclosure controls and procedures were effective or ineffective as of period end. If you conclude that your disclosure controls are ineffective, include in your disclosure a discussion explaining why your disclosure controls and procedures were ineffective and how you intend to strengthen your controls in the future.

    Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3438.

Sincerely,

Robert F. Telewicz, Jr.
Staff Accountant